SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

CURRENT REPORT

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-1511

FEDERAL-MOGUL CORPORATION

EMPLOYEE INVESTMENT PROGRAM

26555 Northwestern Highway

Southfield, MI 48034

(248) 354-7700

The Plan holds shares of common stock (without par value) of

Federal-Mogul Corporation

FEDERAL-MOGUL CORPORATION

EMPLOYEE INVESTMENT PROGRAM

REPORT OF INDEPENDENT AUDITORS

Retirement Programs Committee

Federal-Mogul Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Federal-Mogul Corporation Employee Investment Program (Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Detroit, Michigan

June 20, 2003

Federal-Mogul Corporation

Employee Investment Program

Statement of Net Assets Available for Plan Benefits

	December 31
	2002	2001
Assets
Investments in Master Trust (See Note 6)	$199,746,967	$226,316,125
Transfer due from other Company investment program	35,213	—
Contribution receivable from the Company	—	13,553

Total Assets	199,782,180	226,329,678
Liabilities
Accrued expenses	—	2,884
Forfeited accounts owed to the Company (See Note 1)	—	430,218

Total Liabilities	—	433,102

Net Assets Available for Plan Benefits	$199,782,180	$225,896,576

See notes to financial statements

Federal-Mogul Corporation

Employee Investment Program

Statement of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31
	2002	2001
Additions
Dividends and interest	$7,739,616	$5,092,621
Contributions:
Participants	15,237,880	16,978,217
Company matching contributions	879,940	4,982,012
Company pension contributions	3,419,086	3,991,051

Total Additions	27,276,522	31,043,901
Deductions
Benefits paid to participants	29,226,652	37,173,597
Portion of Company match account forfeited upon withdrawal of members (See Note 1)	(402,541)	(687,452)

Total Deductions	28,824,111	36,486,145
Net transfers to other Company investment programs	(1,345,901)	(23,993,531)
Net realized/unrealized depreciation in fair value of investments in Master Trust (See Note 6)	(23,220,906)	(20,561,060)

Net decrease	(26,114,396)	(49,996,835)
Net assets available for plan benefits at beginning of year	225,896,576	275,893,411

Net Assets Available for Plan Benefits	$199,782,180	$225,896,576

See notes to financial statements

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan

Federal-Mogul Corporation (the “Company”) sponsors the Federal-Mogul Corporation Employee Investment Program (the “Plan”). On January 1, 2002, the Plan was amended and restated in its entirety. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which provides eligible hourly employees of Federal-Mogul Corporation (the “Company”) with a program for making voluntary pre-tax and after-tax contributions. Substantially all domestic hourly employees of the Company and subsidiaries are eligible to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

On December 6, 2002, the Plan transferred all plan assets from The State Street Bank and Trust (the “Predecessor Trustee”) to Fidelity Management Trust Company (the “Trustee”).

On October 30, 2002, the Company appointed Aon Fiduciary Counselors Inc. as the independent fiduciary to manage the Plan’s investment in the Company’s Common Stock (“Common Stock”). In its role as an independent fiduciary, Aon Fiduciary Counselors has the authority to continue, restrict, or terminate the investment of Common Stock within the Plan.

On October 1, 2001, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The United States Bankruptcy Court for the District of Delaware approved the Company’s motion to continue to operate the Plan.

Master Trust

The Plan invests in a master trust. The Plan’s assets are administered under the terms of the master trust agreement (the “Master Trust”) between the Company and the Trustee. The Master Trust agreement provides, among other things, that the Trustee safekeeps all investments, and keeps account for all investments, receipts, and disbursements, benefit payments, and other transactions.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

1.	Descriptions of the Plan (continued)

Eligibility, Contributions & Vesting

Company matching contributions were invested in the Company Common Stock (for all locations other than Lake City, Minnesota) until August 1, 2001. After that date, Company matching contributions were made in the form of cash and invested in accordance with the participants’ investment elections. Effective November 2001, Company matching contributions for all hourly employees not covered under a collective bargaining agreement were suspended. For all hourly employees that are covered under a collective bargaining agreement, Company matching contributions continued as specified in the respective labor agreements. Plan provisions for the various business operations follow:

Location Name:	Allentown, PA	Athens, AL	Avilla, IN	Berkeley, MO	Blacksburg, VA	Boaz, AL	Boyertown, PA
Union/Non-Union	Non-Union	Non-Union	Non-Union	Union	Union	Non-Union	Union
Company match
(% of participant contribution)	50%	50%	50%	N/A	N/A	50%	N/A
Match is currently suspended	Yes	Yes	Yes	N/A	N/A	Yes	N/A
Matching amount
(% of participant compensation)	8%	8%	8%	N/A	N/A	8%	N/A
Pension contribution per hour	$0.46	N/A	$0.32-$0.70	$0.55	N/A	$0.40-$0.56	$0.75-$0.95
Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	N/A	0%	0%
less than 3	25%	25%	25%	25%	N/A	25%	25%
less than 4	50%	50%	50%	50%	N/A	50%	50%
less than 5	75%	75%	75%	75%	N/A	75%	75%
5 or more	100%	100%	100%	100%	N/A	100%	100%
Eligibility to participate	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	A.S.A.P.	A.S.A.P.	N/A	N/A	A.S.A.P.	N/A
Eligibility for pension contribution	A.S.A.P.	N/A	A.S.A.P.	A.S.A.P.	N/A	A.S.A.P.	A.S.A.P.

Location Name:	Brighton, MA	Burlington, IA	Cambridge, OH	Chicago, IL	Dayton, OH	Dumas, AK	El Paso, TX
Union/Non-Union	Non-Union	Union	Union	Union	Union	Non-Union	Non-Union
Company match
(% of participant contribution)	50%	N/A	N/A	N/A	50%	50%	50%
Match is currently suspended	Yes	N/A	N/A	N/A	No	Yes	Yes
Matching amount
(% of participant compensation)	8%	N/A	N/A	N/A	8%	8%	8%
Pension contribution per hour	$0.34-$0.60	N/A	N/A	$0.40-$0.75	N/A	$0.30-$0.49	N/A
Vesting Schedule
Years of Service
less than 2	0%	N/A	N/A	0%	0%	0%	0%
less than 3	25%	N/A	N/A	25%	25%	25%	25%
less than 4	50%	N/A	N/A	50%	50%	50%	50%
less than 5	75%	N/A	N/A	75%	75%	75%	75%
5 or more	100%	N/A	N/A	100%	100%	100%	100%
Eligibility to participate	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	N/A	N/A	N/A	90 days	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	A.S.A.P.	N/A	N/A	A.S.A.P.	N/A	A.S.A.P.	N/A

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

1.	Descriptions of the Plan (continued)

Eligibility, Contributions & Vesting

Location Name:	El Paso, TX (SPG)	Exton, PA	Flowery Branch, GA	Frankfort, IN	Glasgow, KY	Gordonsville, TN	Grand Haven, MI
Union/Non-Union	Non-Union	Union	Non-Union	Union	Non-Union	Non-Union	Non-Union
Company match
(% of participant contribution)	50%	50%	50%	50%	50%	50%	50%
Match is currently suspended	Yes	No	Yes	No	Yes	Yes	Yes
Matching amount
(% of participant compensation)	8%	6%	8%	8%	8%	8%	8%
Pension contribution per hour	N/A	N/A	N/A	N/A	$0.20-$0.45	N/A	N/A
Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%	0%	0%
less than 3	25%	0%	25%	0%	25%	25%	25%
less than 4	50%	100%	50%	0%	50%	50%	50%
less than 5	75%	100%	75%	0%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%	100%
Eligibility to participate	A.S.A.P.	90 days	A.S.A.P.	60 days	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	90 days	A.S.A.P.	60 days	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	N/A	N/A	N/A	N/A	A.S.A.P.	N/A	N/A

Location Name:	Greenville, MI Local 2017	Greenville, MI Local 1158	Greenville, MI Non- Union	Hampton, VA	LaGrange, GA	Lake City, MN	Logansport, IN
Union/Non-Union	Union	Union	Non-Union	Non-Union	Non-Union	Union	Union
Company match
(% of participant contribution)	50%	50%	50%	50%	50%	20%	50%
Match is currently suspended	No	No	Yes	Yes	Yes	No	Yes
Matching amount
(% of participant compensation)	8%	8%	8%	8%	8%	6%	8%
Pension contribution per hour	$0.25	$0.35	N/A	$0.35-$0.60	N/A	$0.32-$0.82	N/A
Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%	100%
Eligibility to participate	90 days	60 days	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days
Eligibility for Company match	1 year	1 year	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	1 year
Eligibility for pension contribution	90 days	60 days	N/A	A.S.A.P.	N/A	A.S.A.P.	N/A

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

1.	Descriptions of the Plan (continued)

Eligibility, Contributions & Vesting

Location Name:	Malden, MO	Manitowoc, WI	Maryville, MO	Maysville, KY	Michigan City, IN	Orangeburg, SC Friction	Orangeburg, SC Pistons
Union/Non-Union	Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Union
Company match
(% of participant contribution)	N/A	50%	50%	50%	50%	50%	50%
Match is currently suspended	N/A	Yes	Yes	Yes	Yes	Yes	No
Matching amount
(% of participant compensation)	N/A	8%	8%	8%	8%	8%	8%
Pension contribution per hour	N/A	N/A	$0.42-$0.49	N/A	$0.42-$0.75	$0.30-$0.40	N/A
Vesting Schedule
Years of Service
less than 2	N/A	0%	0%	0%	0%	0%	0%
less than 3	N/A	25%	25%	25%	25%	25%	25%
less than 4	N/A	50%	50%	50%	50%	50%	50%
less than 5	N/A	75%	75%	75%	75%	75%	75%
5 or more	N/A	100%	100%	100%	100%	100%	100%
Eligibility to participate	90 days	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days
Eligibility for Company match	N/A	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	90 days
Eligibility for pension contribution	N/A	N/A	A.S.A.P.	N/A	A.S.A.P.	A.S.A.P.	N/A

Location Name:	Orland, IN	Scottsville, KY	Sevierville, TN	Skokie, Il	Smithville, TN Distribution	Smithville, TN Friction	Solon, OH
Union/Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union	Non-Union
Company match
(% of participant contribution)	50%	50%	50%	50%	50%	50%	50%
Match is currently suspended	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Matching amount
(% of participant compensation)	8%	8%	8%	8%	8%	8%	8%
Pension contribution per hour	N/A	$0.20-$0.24	$0.38-$0.59	N/A	$0.37	N/A	$0.24-$0.28
Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%	100%
Eligibility to participate	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	N/A	A.S.A.P.	A.S.A.P.	N/A	A.S.A.P.	N/A	A.S.A.P.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

1.	Descriptions of the Plan (continued)

Eligibility, Contributions & Vesting

Location Name:	South Bend, IN	Sparta, TN	St. Johns, MI	Summerton, SC	Sumter, SC	Tullahoma, TN
Union/Non-Union	Non-Union	Non-Union	Union	Non-Union	Non-Union	Non-Union
Company match
(% of participant contribution)	50%	50%	25%	50%	50%	50%
Match is currently suspended	Yes	Yes	No	Yes	Yes	Yes
Matching amount
(% of participant compensation)	8%	8%	6%	8%	8%	8%
Pension contribution per hour	N/A	$0.41-$0.64	$0.10	N/A	N/A	$0.39-$0.58
Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%	0%
less than 3	25%	25%	0%	25%	25%	25%
less than 4	50%	50%	0%	50%	50%	50%
less than 5	75%	75%	0%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%	100%
Eligibility to participate	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for Company match	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.	A.S.A.P.	A.S.A.P.
Eligibility for pension contribution	N/A	A.S.A.P.	90 days	N/A	N/A	A.S.A.P.

Location Name:	Van Wert, OH	Waupun, WI	Weston, FL	Winchester, VA	All others
Union/Non-Union	Union	Non-Union	Non-Union	Union	Non-Union
Company match
(% of participant contribution)	50%	50%	50%	25%	50%
Match is currently suspended	No	Yes	Yes	No	Yes
Matching amount
(% of participant compensation)	8%	8%	8%	6%	8%
Pension contribution per hour	N/A	N/A	N/A	N/A	N/A
Vesting Schedule
Years of Service
less than 2	0%	0%	0%	0%	0%
less than 3	25%	25%	25%	25%	25%
less than 4	50%	50%	50%	50%	50%
less than 5	75%	75%	75%	75%	75%
5 or more	100%	100%	100%	100%	100%
Eligibility to participate	90 days	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.
Eligibility for Company match	90 days	A.S.A.P.	A.S.A.P.	90 days	A.S.A.P.
Eligibility for pension contribution	N/A	N/A	N/A	N/A	N/A

“A.S.A.P.” indicates as soon as administratively possible

“N/A” indicates not applicable

Full vesting also occurs upon death, total and permanent disability, or retirement at designated ages. In addition, special vesting provisions will become effective if the Plan is determined to be “top-heavy” pursuant to the Internal Revenue Code.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statments

December 31, 2002 and 2001

1.	Description of the Plan (continued)

Forfeitures

Company contributions which are not vested at the time of a participant’s withdrawal from the Plan are forfeited and are applied as a reduction of future Company contributions.

If the individual is re-employed within 60 months of his/her severance of employment and repays the full amount previously distributed to him/her from the Company contribution account and otherwise qualifies for reinstatement in the Plan, the amount of the forfeiture is re-credited to his/her account in the reinstatement year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

The Plan provides for 24 investment options which includes the following funds:

•	Fidelity Asset Manager Fund
•	Fidelity Asset Manager: Growth Fund
•	Fidelity Asset Manager: Income Fund
•	Stable Value Fund
•	PIMCO Total Return Bond Fund
•	Fidelity Low-Priced Stock Fund
•	Fidelity Dividend Growth Fund
•	Fidelity Mid-Cap Stock Fund
•	Fidelity Diversified International Fund
•	Fidelity U.S. Bond Index Fund
•	PIMCO Foreign Bond Fund
•	Dodge & Cox Stock Fund
•	Spartan U.S. Equity Index Fund
•	The Oakmark Select Fund
•	Dreyfus Mid-Cap Index Fund
•	T. Rowe Price Mid-Cap Growth Fund
•	Royce Opportunity Fund
•	Dreyfus Small Cap Stock Index Fund
•	Liberty Acorn Fund – Class Z
•	AMCAP Fund – Class R4
•	Spartan International Index Fund
•	GMO Emerging Countries Fund – Class M
•	Brokerage Account
•	Federal-Mogul Common Stock

(closed to new investments)

Effective August 31, 2001, employees were not permitted to make additional investments in Federal-Mogul Common Stock.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statments

December 31, 2002 and 2001

1.	Description of the Plan (continued)

Participant Loans Receivable

The Plan allows participants to borrow from their account under certain plan conditions. The maximum amount of a participant’s borrowings shall not exceed $50,000 over a 12 month period and is limited to the lower of 50% of the participant’s vested account balance or 90% of the participant’s employee contribution accounts. No borrowings shall be given for amounts under $1,000. Loans for the purchase of a primary residence can be for a 15-year duration. All other borrowings shall be paid back in equal payments through payroll deductions not to exceed four-and-one-half years.

Payment of Benefits / Withdrawals

In the event of retirement (as defined by the Plan agreement), death, total and permanent disability, termination of employment (as defined by the Plan agreement), or attainment of age 59  1/2, the vested balances in the participant’s accounts will be distributed to the participant or the participant’s beneficiary in either a lump-sum distribution, or periodic installments.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

Investments in all the investment funds, except the Stable Value Fund, are valued at quoted market prices. The Stable Value Fund is valued at fair market value as determined by Fidelity Management Trust Company.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid

Administrative Expenses

Expenses incurred in the operation of the plan are paid by the Trust unless paid by the Company or the Participants. No expenses are paid from the Trust unless such payment is permitted by law.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 method of presentation.

3.	Party-In-Interest Transactions

Certain Plan investments were held by the Master Trust administered by the Predecessor Trustee. During the year ended December 31, 2001 the Trust purchased 4,761,400 shares of common stock of the Company for a total cost of $15,167,371. There were no shares of common stock purchased during 2002 by the Trust.

Fees incurred for legal and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and were paid by the Company on behalf of the Plan.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan document, to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated or partially terminated, the Company shall determine the share of each participant affected thereby and all accounts shall fully vest. The funds shall then be distributed to the member and no portion of the funds shall be returned to the Company.

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Investments in Master Trust

The Plan's investments were held by the Master Trust administered by the Trustee, Fidelity Trust Management Company at December 31, 2002 and the Predecessor Trustee, The State Street Bank and Trust at December 31, 2001. At December 31, 2002 and December 31 2001, the Plan held approximately a 43% share, in each of the respective Master Trusts.

The fair value of net assets of the trusts were as follows:

Master Trust held at Fidelity Management Trust Company December 31, 2002		Master Trust held at The State Street Bank and Trust December 31, 2001
Investments:		Investments:
Fidelity Asset Manager Fund	$229,250	Stable Value Fund	$182,773,036
Fidelity Asset Manager: Growth Fund	24,328	Bond Fund	67,659,149
Fidelity Asset Manager: Income Fund	41,353	Large Cap Equity Fund	133,046,949
Stable Value Fund	186,718,689	Mid Cap Equity Fund	47,728,564
PIMCO Total Return Bond Fund	81,305,816	Small Cap Equity Fund	36,370,757
Fidelity Low-Priced Stock Fund	29,455,113	International Fund	19,807,345
Fidelity Dividend Growth Fund	96,068,926	Brokerage Account	4,187,402
Fidelity Mid-Cap Stock Fund	30,793,427	Federal-Mogul Common Stock Fund*	9,496,339
Fidelity Diversified International Fund	16,832,133	Cooper Common Stock Fund	10,064,994
Fidelity U.S. Bond Index Fund	1,874,661	Cooper Cameron Stock Fund	495,659
PIMCO Foreign Bond Fund	47,187	Loan Fund	15,913,221

Spartan U.S. Equity Index Fund	48,144	Total Investments	527,543,415
Dreyfus Small Cap Stock Index Fund	59,979
Liberty Acorn Fund – Class Z	95,137	Receivable from the Company	13,553

T. Rowe Price Mid-Cap Growth Fund	113,601	Total Assets	527,556,968
The Oakmark Select Fund	259,405
Dodge & Cox Stock Fund	214,662	Liabilities
Royce Opportunity Fund	29,989	Accrued expenses	6,723
AMCAP Fund – Class R4	68,112	Forfeited accounts owed to the Company	501,723

Dreyfus Mid Cap Index Fund	167,960	Total Liabilities	508,446

Spartan International Index Fund	16,207
GMO Emerging Countries Fund	18,263	Net Assets of the Master Trust	$527,048,522

Federal-Mogul Common Stock	2,157,673
Brokerage Account	2,916,610
Participant Loans	14,895,629

Total investments and assets of the Master Trust	$464,452,254

*	non-participant directed

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

6.	Investments in Master Trust (continued)

During the period from November 25, 2002 through December 31, 2002, the Master Trust, held at Fidelity Trust Management Company, had net investment income of $4,113,560 and had net realized and unrealized depreciation in the fair value of investments of $9,156,975 as follows:

Period from November 25, 2002 through December 31, 2002	Net Investment Income/(Loss) During Period	Net Realized and Unrealized (Depreciation) in Fair Value During Period
Fidelity Asset Manager Fund	$2,092	$(4,488)
Fidelity Asset Manager: Growth Fund	679	(1,224)
Fidelity Asset Manager: Income Fund	88	(240)
Stable Value Fund	681,796	—
PIMCO Total Return Bond Fund	2,768,140	(1,513,624)
Fidelity Low-Priced Stock Fund	(20)	(640,680)
Fidelity Dividend Growth Fund	386,619	(4,394,352)
Fidelity Mid-Cap Stock Fund	370	(1,049,405)
Fidelity Diversified International Fund	126,606	(77,066)
Fidelity U.S. Bond Index Fund	21,743	(106)
PIMCO Foreign Bond Fund	458	(153)
Spartan U.S. Equity Index Fund	10	(264)
Dreyfus Small Cap Stock Index Fund	6	(866)
Liberty Acorn Fund – Class Z	—	(786)
T. Rowe Price Mid-Cap Growth Fund	—	(1,138)
The Oakmark Select Fund	—	(3,276)
Dodge & Cox Stock Fund	1,724	(2,445)
Royce Opportunity Fund	—	(117)
AMCAP Fund – Class R4	1	(975)
Dreyfus Mid Cap Index Fund	3,097	(4,755)
Spartan International Index Fund	73	(10)
GMO Emerging Countries Fund – Class M	—	(410)
Federal-Mogul Common Stock	66	(1,194,641)
Brokerage Account	—	(265,954)
Participant Loans	120,012	—

	$4,113,560	$(9,156,975)

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

6.	Investments in Master Trust (continued)

During the period from January 1, 2002 through December 6, 2002, the Master Trust, held at The State Street Bank and Trust had net investment income of $13,472,206 and had net realized and unrealized depreciation in the fair value of investments of $54,571,024.

Period from January 1, 2002 through December 6, 2002	Net Investment Income/(Loss) DuringPeriod	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value During Period
Stable Value Fund	$9,222,171	$—
Bond Fund	2,908,064	2,568,029
Large Cap Equity Fund	(53,881)	(25,556,869)
Mid Cap Equity Fund	46,264	(15,031,567)
Small Cap Equity Fund	282,818	(7,854,486)
International Fund	(7,787)	(3,050,536)
Brokerage Account	—	(876,233)
Federal-Mogul Common Stock Fund	(4,055)	(4,769,362)
Loan Fund	1,078,612	—

	13,472,206	(54,571,024)

During the year ended December 31, 2001, the Master Trust, held at The State Street Bank and Trust, had net investment income of $11,382,946 and had net realized and unrealized depreciation in the fair value of investments of $54,490,583.

Year Ended December 31, 2001	Net Investment Income/(Loss) During Year	Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value During Year
Stable Value Fund	$10,167,394	$—
Bond Fund	1,424,910	3,242,783
Large Cap Equity Fund	(1,146,951)	(19,476,153)
Mid Cap Equity Fund	(24,817)	(6,114,022)
Small Cap Equity Fund	2,459	(2,056,137)
International Fund	283,221	(3,834,169)
Brokerage Account	(1,221,329)	—
Federal Mogul Common Stock Fund*	(353)	(22,714,707)
Cooper Common Stock Fund	535,013	(3,092,578)
Cooper Cameron Stock Fund	(188)	(445,600)
Loan Fund	1,363,587	—

	$11,382,946	$(54,490,583)

*	non-participant directed

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

6.	Investments in Master Trust (continued)

The changes in the fair value of net assets of the Master Trust held at Fidelity Trust Management Company for the period from November 25, 2002 through December 31, 2002 are summarized as follows:

Period from November 25, 2002 through December 31, 2002
Additions
Dividends and interest	$4,113,560
Participant contributions	3,441,642
Contributions from the Company	591,830

Total Additions	8,147,032
Deductions
Benefits paid to participants	2,156,683
Net realized/unrealized depreciation in fair value of investments	(9,156,975)
Transfers from Predecessor Trustee	467,618,880

Net increase	464,452,254

Net assets available for plan benefits at beginning of period	—

Net assets of Master Trust at end of period	$464,452,254

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

6.	Investments in Master Trust (continued)

The changes in the fair value of net assets of the predecessor master trust for the period from January 1, 2002 through December 6, 2002, and the year ended December 31, 2001 are summarized as follows:

	Period from January 1, 2002 through December 6, 2002	Year Ended December 31, 2001
Additions
Dividends and interest	$13,472,206	$11,382,946
Participant contributions	32,107,883	40,109,084
Contributions from the Company	4,344,434	15,349,300

Total Additions	49,924,523	66,841,330
Deductions
Benefits paid to participants	54,517,082	80,879,046
Portion of Company match account forfeited upon withdrawal of members	266,059	(664,246)

Total Deductions	54,783,141	80,214,800
Net realized/unrealized depreciation in fair value of investments	(54,571,024)	(54,490,583)
Transfers to successor Trustee	(467,618,880)	—
Transfers from other Company investment programs	—	31,188,150

Net decrease	(527,048,522)	(36,675,903)

Net assets available for plan benefits at beginning of year	527,048,522	563,724,425

Net assets of Master Trust at end of period	$—	$527,048,522

Federal-Mogul Corporation

Employee Investment Program

Notes to Financial Statements

December 31, 2002 and 2001

7.	Nonparticipant-directed Investments

Information about Plan net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

December 31, 2001
Net Assets:
Company Common Stock Fund	$3,671,065

$3,671,065

Year Ended December 31, 2001
Changes in Net Assets:
Contributions	$4,336,561
Net depreciation	(7,641,052)
Benefits paid to participants	(701,200)
Forfeitures	(38,330)
Transfers from participant-directed investments	2,547,191
Transfers to another Company
investment program	(2,440,519)

$(3,937,349)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, The Federal-Mogul Corporation Employee Investment Program has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003

By:	/s/ DAVID A. BOZYNSKI
David .A. Bozynski Retirement Programs Committee, Chairman